UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



RESULTS 2Q25

Telefônica Brasil S.A.
Investor Relations
July 28, 2025

VIVT B3 LISTED | VIV LISTED NYSE | ISEB3 | ICO2B3

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the second quarter of 2025, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here**

2Q25 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
68.5mn	7.4mn	R$14.6bn	R$5.9bn
+7.0% YoY	+12.6% YoY	+7.1% YoY	+8.8% YoY

We ended the second quarter with 116.2 million accesses, a growth of **+1.3% in the annual comparison**. In the mobile segment, we reached **102.5 million accesses (+1.5% YoY),** with 5G coverage expanded to **596 municipalities**, which represents a **2.6x increase compared to the previous year**. In postpaid (excluding M2M and dongles), we recorded **+3.2 million net additions YoY,** totaling **48.9 million accesses**. **ARPU[1] reached R$53.5**, with a growth of +3.1% YoY, while postpaid churn (ex-M2M) remained at **historically low levels**, ending the quarter at 1.07%.

On the fiber front, we reached **30.1 million homes passed**, a growth of **+10.2% YoY**, with **7.4 million homes connected (+12.6% YoY).** Fiber churn was the **lowest in Vivo's history, ending the quarter at 1.46%.**

Net revenue grew **+7.1% YoY**, driven by the solid performance of **mobile service (+7.3% YoY) and FTTH (+10.4% YoY) revenues.** Corporate Data, ICT and Digital Services revenues also contributed significantly, up +20.7% YoY, strengthening **fixed revenue, which advanced +8.0% YoY**.

In the last 12 months, the average monthly revenue per RGU[2] reached R$63.7, reflecting the growth in revenues from B2C connectivity (+5.3% YoY) and B2C new businesses (+14.8% YoY), reinforcing our position as a one-stop-shop for our customers.

EBITDA grew by +8.8% YoY, with a margin of 40.5%, an increase of +0.6 p.p. in the annual comparison. EBITDA AL[3] expanded +9.3% YoY, with a margin of 31.5% (+0.6 p.p. YoY).

In the second quarter of 2025, Capex[4] totaled R$2,439 million, up +4.2% YoY, representing 16.7% of revenues, a reduction of -0.5 p.p. YoY.

Operating Cash Flow[5] totaled R$3,494 million, an increase of +12.2% YoY, with a margin of 23.9% (+1.1 p.p. YoY) in relation to net revenue. **Net income[6]** for the quarter reached R$1,344 million, increase of **+10.0% YoY.**

The **remuneration paid[7] to shareholders** totaled, by the end of July 2025, R$5,233 million, with R$2,250 million related to interest on equity declared in the fiscal year 2024, R$2,000 million related to capital reduction and R$983 million related to share buybacks. This month, the **Company deliberated an additional R$330 million in interest on equity, totaling R$1,650 million until July 2025.** We reaffirm our commitment to distribute, between 2024 and 2026, at least **100% of the net income for each fiscal year.** In 2024, we met the guidance with a payout of 105.3%.

1. Considers Postpaid ex-M2M.
2. 57.1 million Revenue Generating Units (Taxpayer ID/CPFs).
3. AL means After Leases. More details on page 18.
4. Does not include amounts related to IFRS 16 effects.
5. Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16 and ex-licenses).
6. Considers the net income attributed to Telefônica Brasil.
7. Considers the events paid from January 1, 2025, to July 25, 2025.

Telefónica vivo

Highlights

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
Net Operating Revenue	**14,645**	**13,679**	**7.1**	**29,035**	**27,225**	**6.7**
Mobile Services	9,555	8,907	7.3	18,827	17,609	6.9
FTTH	1,940	1,757	10.4	3,839	3,474	10.5
Corporate Data, ICT and Digital Services	1,361	1,128	20.7	2,673	2,260	18.3
Handsets and Electronics	820	817	0.3	1,729	1,698	1.8
Other Revenues[1]	969	1,070	(9.5)	1,968	2,184	(9.9)
Total Costs	**(8,712)**	**(8,224)**	**5.9**	**(17,399)**	**(16,493)**	**5.5**
EBITDA	**5,933**	**5,455**	**8.8**	**11,637**	**10,732**	**8.4**
EBITDA Margin	*40.5%*	*39.9%*	*0.6 p.p.*	*40.1%*	*39.4%*	*0.7 p.p.*
EBITDA AL[2]	**4,607**	**4,216**	**9.3**	**8,983**	**8,263**	**8.7**
EBITDA AL[2] Margin	*31.5%*	*30.8%*	*0.6 p.p.*	*30.9%*	*30.4%*	*0.6 p.p.*
Net Income[3]	**1,344**	**1,222**	**10.0**	**2,403**	**2,118**	**13.5**
Earnings per Share (EPS)[4]	**0.42**	**0.37**	**12.2**	**0.74**	**0.64**	**15.6**
CAPEX ex-IFRS 16[5]	**2,439**	**2,341**	**4.2**	**4,308**	**4,215**	**2.2**
CAPEX ex-IFRS 16[5]/Net Revenue	*16.7%*	*17.1%*	*(0.5) p.p.*	*14.8%*	*15.5%*	*(0.6) p.p.*
Operating Cash Flow (OpCF)[6]	**3,494**	**3,114**	**12.2**	**7,329**	**6,517**	**12.5**
OpCF[6] Margin	*23.9%*	*22.8%*	*1.1 p.p.*	*25.2%*	*23.9%*	*1.3 p.p.*
Operating Cash Flow AL (OpCF AL)[7]	**2,168**	**1,875**	**15.6**	**4,676**	**4,048**	**15.5**
OpCF AL[7] Margin	*14.8%*	*13.7%*	*1.1 p.p.*	*16.1%*	*14.9%*	*1.2 p.p.*
Free Cash Flow	**2,979**	**3,089**	**(3.5)**	**5,103**	**5,469**	**(6.7)**
Total Subscribers (Thousand)	**116,190**	**114,683**	**1.3**	**116,190**	**114,683**	**1.3**

1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV.
2. AL means After Leases. More details on page 18.
3. Net Income attributable to Telefônica Brasil.
4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of June 30, 2025.
5. Does not include amounts related to IFRS 16 effects.
6. Operating Cash Flow is equivalent to EBITDA less Capex ex-IFRS 16.
7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
NET MOBILE REVENUE	**10,375**	**9,724**	**6.7**	**20,556**	**19,307**	**6.5**
Mobile Service Revenue	**9,555**	**8,907**	**7.3**	**18,827**	**17,609**	**6.9**
Postpaid[1]	8,214	7,406	10.9	16,149	14,599	10.6
Prepaid	1,341	1,501	(10.6)	2,678	3,010	(11.0)
Handsets and Electronics Revenues	**820**	**817**	**0.3**	**1,729**	**1,698**	**1.8**

Mobile Service Revenue (MSR) grew +7.3% in the annual comparison, mainly driven by Postpaid Revenue[1], that advanced +10.9% YoY and now represents 86.0% of MSR (+2.8 p.p. YoY).

This robust performance reflects the growth of the customer base, which reached 68.5 million accesses (+7.0% YoY), driven by: migrations from prepaid to control and from control to pure postpaid, acquisition of new customers and annual price adjustments, that contributed to the +5.1% YoY increase in **mobile ARPU, that reached the highest value in the Company's history, R$31.1**.

Prepaid recorded a revenue decrease of -10.6% YoY, reflecting the intensification of migrations to postpaid (accelerated from 2Q24 onwards) and the reduction in the frequency of recharges on a yearly basis. It is worth noting that **prepaid represents only 14.0% of MSR and 9.2% of Net Operating Revenue**, and that this migration dynamic contributes positively to the overall performance of the mobile service, given the higher ARPU and lower postpaid churn.

Revenue from Handsets & Electronics was stable YoY. In the quarter, the sale of 5G-compatible smartphones accounted for 95% of total smartphones sold (+8.1 p.p. YoY).


Mobile Access
million
+1%
101
102
102
37
35
34
64
67
68
2Q24
1Q25
2Q25
Postpaid
Prepaid


Postpaid Access
million
+7%
64
67
68
18
19
20
46
48
49
2Q24
1Q25
2Q25
M2M + Dongles
Hybrid + Pure Postpaid


Postpaid Churn (ex-M2M) %
0.99%
1.06%
1.07%
2Q24
1Q25
2Q25

1. Postpaid revenue includes M2M, dongles, wholesale, and others.

Fixed Business

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
NET FIXED REVENUE	**4,270**	**3,955**	**8.0**	**8,480**	**7,918**	**7.1**
FTTH	**1,940**	**1,757**	**10.4**	**3,839**	**3,474**	**10.5**
Corp. Data, ICT and Digital Services	**1,361**	**1,128**	**20.7**	**2,673**	**2,260**	**18.3**
Digital Revenues	933	678	37.7	1,816	1,357	33.8
Other Fixed Revenue[1]	**969**	**1,070**	**(9.5)**	**1,968**	**2,184**	**(9.9)**

Net Fixed Revenue ended the period with an increase of +8.0% YoY, reflecting the strong growth in FTTH revenues (+10.4% YoY) and Corporate Data, ICT and Digital Services (+20.7% YoY).

We reached 30.1 million homes passed with FTTH in 447 cities, with an increase of 2.8 million households (+10.2% YoY), connecting 7.4 million accesses (+12.6% YoY). In 2Q25, churn was at historical lows, 1.46%, -0.26 p.p. YoY.

Of the 7.4 million accesses, 4.5 million are convergent, of which **2.9 million through Vivo Total[2]**, whose base grew **+63.5% YoY**. Vivo Total accounted for 86.3% (+1.3 p.p. YoY) of FTTH sales in our own physical stores in the last three months.

Corporate Data, ICT and Digital Services Revenue recorded a **double-digit increase, +20.7% YoY,** totaling R$1,361 million in the quarter, of which R$933 million are Fixed Digital B2B revenues (+37.7% YoY).

Vivo has just acquired 50.0% of Fibrasil. This strategic operation[3] further reinforces our leadership in fiber throughout the national territory. Fibrasil has 4.6 million homes passed with FTTH in 151 cities outside the State of São Paulo, and had an EBITDA of R$282 million in 2024, with potential synergies to be captured.

FTTH



Homes Passed
million
+10%
27.3
29.6
30.1
2Q24
1Q25
2Q25



Homes Connected
million
+13%
6.5
7.2
7.4
2Q24
1Q25
2Q25

1. Other Fixed Revenues include Fixed Voice, xDSL, FTTC and IPTV.
2. Vivo Total is our product that combines fiber and mobile in a single offering, with plans starting at R$160, as of the date of this report.
3. Operation still subject to approval by CADE and ANATEL.

Digital Business

We continue to advance in the development of a **robust digital ecosystem,** through strategic partnerships that strengthen our consolidation as a true **hub of digital services.**

B2C

Financial Services

Vivo Pay is our 100% digital platform that integrates Vivo's financial solutions, such as **personal loans, insurance, early access to FGTS, PIX installments, among others.** In the last 12 months, revenues from financial services grew **+4.2% YoY,** totaling **R$469 million**. From the launch of Vivo Pay - Personal Loan, in October 2020, until June 2025, the total amount of loans granted reached **R$1 billion.** We relaunched Vivo Seguros in the Vivo App, the portfolio includes protection for smartphones, smartwatches, tablets, headphones and laptops, currently totaling 544 thousand insured devices. In June 2025, more than 35% of smartphones sold left stores with contracted insurance.

Entertainment

In content, Vivo distributes to its customers the main **music and video OTTs on the market.** This front generated **R$793 million in revenues** in the last 12 months **(+24.9% YoY),** with a base of **3.7 million subscribers** to content platforms, a significant growth of **+34.5% YoY.**

Health and Wellness

Vale Saúde Sempre, our marketplace for health services, connects customers to clinics and laboratories across the country through a monthly subscription. Since its launch, we have already reached **440 thousand subscriptions**. In the last 12 months, we reached **67 thousand consultations, exams and procedures**, in addition to the sale of **2.0 million discounted items in pharmacies**, resulting in a revenue of **R$79 million in the last 12 months (+113.4% YoY)** with health and wellness.

B2C Products & Services

Considering all B2C products and services – both telecommunications and new business – the **average monthly revenue per RGU[1] reached R$63.7** in the last 12 months, reinforcing our position as a digital one-stop-shop for our customers.

B2B

Vivo positions itself as a complete hub of digital services for companies, going far beyond traditional connectivity. Our ecosystem integrates cloud solutions, cybersecurity, IoT, big data, messaging, as well as the sale and rental of IT equipment, among other services.

In the last 12 months, B2B digital services generated **R$4,757 million in revenues**, a growth of **+31.3% YoY,** representing **8.2% of our revenue** – an increase of +1.5 p.p. YoY.

Digital B2B Revenues[2]



R$ million
+31%
3,623
217
836
951
1,619
4,757
280
932
1,240
2,304
LTM 2Q24
LTM 2Q25
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions³

1. 57.1 million Revenue Generating Units (Taxpayer ID/CPFs).
2. We improved the revenue allocation between products within Digital B2B, adjusting historic and current figures with no changes to the total Digital B2B Revenues
3. Includes equipment.

Costs

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
TOTAL COSTS	**(8,712)**	**(8,224)**	**5.9**	**(17,399)**	**(16,493)**	**5.5**
COST OF SERVICES AND PRODUCTS SOLD	**(2,670)**	**(2,465)**	**8.3**	**(5,330)**	**(5,004)**	**6.5**
Services	(1,682)	(1,453)	15.7	(3,276)	(2,934)	11.7
Products Sold	(988)	(1,011)	(2.3)	(2,054)	(2,070)	(0.8)
COSTS FROM OPERATIONS	**(6,042)**	**(5,759)**	**4.9**	**(12,068)**	**(11,489)**	**5.0**
Personnel	(1,633)	(1,501)	8.8	(3,181)	(2,940)	8.2
Commercial and Infrastructure	(3,537)	(3,417)	3.5	(7,184)	(6,878)	4.5
Provision for Bad Debt	(403)	(384)	4.9	(787)	(783)	0.6
G&A Expenses	(352)	(328)	7.5	(683)	(630)	8.5
Other Net Operating Revenues (Expenses)	(117)	(129)	(9.5)	(232)	(258)	(10.0)

Costs of Services and Products Sold

Costs of Services and Products Sold grew +**8.3% YoY,** mainly due to the increase in revenues from digital services.

Services

+15.7% YoY | 11.5% of Revs (+0.9 p.p YoY)

This increase reflects the strong growth in revenues from digital solutions, especially in the B2B segment.

Products Sold

-2.3% YoY | 6.7% of Revs (-0.6 p.p. YoY)

Decrease related to stability in revenue growth from sales of Handsets and Electronics.

Costs from Operations

Costs from Operations increased by **+4.9% YoY,** due to the impact of inflation and higher expenses related to commercial activity.

Personnel

+8.8% YoY | 11.2% of Revs (+0.2 p.p. YoY)

Impacted mainly by the annual adjustments of salaries and benefits, as well as a headcount increase in the Digital, IT and New Businesses teams.

Commercial & Infrastructure

+3.5% YoY | 24.1% of Revs (-0.8 p.p. YoY)

Higher commercial activity, partially offset by efficiency gains in network, digitalization and energy efficiencies.

Provision for Bad Debt

+4.9% YoY | 2.8% of Revs (-0.1 p.p. YoY)

With 2Q25 at R$403 million, PBD's control demonstrates the prioritization of customers in the payment of connectivity, in addition to the execution of credit and collection actions by the Company.

General & Administrative

+7.5% YoY | 2.4% of Revs (+0.0 p.p. YoY)

The increase reflects higher expenses with third-party administrative services.

Other Operating Income (Expenses)

-9.5% YoY | 0.8% of Revs (-0.1 p.p. YoY)

We recorded a net expense, reflecting the increase in provisions for contingencies, combined with a decline in asset sales. In 2Q25, we sold approximately R$5 million in assets (copper and real estate), compared to approximately R$31 million in 2Q24. Over the next few years, we expect to capture R$4.5 billion in asset sales, with most of the amount concentrated between 2026 and 2027.

Digitalization KPIs

Payments received through Pix

%


+9.8 p.p.
34%
44%
Jun-24
Jun-25

Vivo App Users

million


+4.0%
26.6
26.9
27.7
Dec-24
Mar-25
Jun-25

From EBITDA to Net Income

EBITDA to Net Income – 2Q25


R$ million
5,933
(3,689)
2,244
(689)
1
(217)
6
1,344
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes / Social Contribuition)
Net Income/ (Loss) of non-controlling shareholders
Net Income[1]

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 2Q25 was R$5,933 million, an increase of +8.8% when compared to 2Q24, with an EBITDA margin of 40.5%, +0.6 p.p. YoY.

Depreciation and Amortization

Depreciation and Amortization expenses increased +8.1% YoY, impacted by the lifespan revision and the accelerated depreciation of legacy technologies, which started in 3Q24.

As of this quarter, there was a reduction in the depreciation/amortization of the PPA due to the conclusion of the amortization of part of the intangible incorporated with the acquisition of GVT, which previously totaled R$24 million per quarter.

Financial Result

The Financial Result for 2Q25 totaled an expense of R$689 million, representing an increase of +96% YoY. This growth is largely explained by an atypical basis of comparison: in 2Q24, there was a positive impact of R$330 million with the reversal of monetary adjustments of provisions, resulting from the adhesion to the Amnesty Program of the State of São Paulo. Despite the increase in expenditure, the impact was partially offset by the expansion of financial revenue, which grew +55% YoY, driven by the improvement in liquidity over the period.

The increase compared to 1Q25 is attributable, in part, to the increase of the non-current liability related to the FISTEL TFF Fee, whose value was increased in March 2025 thanks to non-payment, generating higher financial expenses given the inflation adjustment of this liability, that at the end of 2Q25 totaled R$5.8 billion (+28.7% YoY).

Net Income

We ended the quarter with Net Income[1] of R$1,344 million, an increase of 10.0% YoY, supported by the consistent evolution of EBIT, which also grew 10.0% YoY.

1. Considers the net income attributed to Telefônica Brasil.

Capex

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
Network	2,060	2,026	1.6	3,711	3,687	0.7
IT, Systems and Others	380	314	20.8	597	528	13.0
Capex[1] | ex-IFRS 16	**2,439**	**2,341**	**4.2**	**4,308**	**4,215**	**2.2**
Capex[1] | ex-IFRS 16 / Net Revenue	*16.7%*	*17.1%*	*(0.5) p.p.*	*14.8%*	*15.5%*	*(0.6) p.p.*
IFRS 16 | Leasing Additions	**561**	**747**	**(25.0)**	**1,071**	**1,258**	**(14.8)**

Capex[1] totaled R$2,439 million in 2Q25, an increase of +4.2% YoY, representing 16.7% of Net Operating Revenue, a decline of -0.5 p.p. YoY, reinforcing the trend of lower investment intensity.

The resources were mainly directed to the expansion of the 5G network, which already covers 596 municipalities (+2.6x YoY) and 64% of the Brazilian population, in addition to the acceleration of the FTTH operation, with strong growth in homes connected (+12.6% YoY).

Free Cash Flow

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
EBITDA	**5,933**	**5,455**	**8.8**	**11,637**	**10,732**	**8.4**
Capital Expenditures	(2,439)	(2,341)	4.2	(4,308)	(4,215)	2.2
Working Capital	862	908	(5.1)	679	1,346	(49.5)
IFRS 16 | Lease Payments	(879)	(590)	49.0	(1,722)	(1,240)	38.8
Net Financial Result	(277)	(260)	6.4	(761)	(750)	1.5
Taxes	(221)	(84)	164.1	(421)	(403)	4.5
FREE CASH FLOW	**2,979**	**3,089**	**(3.5)**	**5,103**	**5,469**	**(6.7)**

Free Cash Flow reached R$2,979 million in 2Q25, representing a reduction of -3.5% compared to 2Q24. This performance was mainly impacted by the temporal effect related to the anticipation of a certain tax deductibility, that occurred in April 2024, and in advance, in March 2025. Also, there was a growth in leasing disbursements, considering that in 2024 there was a one-off deferral that was not repeated in 2025.

These factors were partially offset by the positive evolution of EBITDA in the period.

1. Does not include amounts related to IFRS 16 effects.

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	1,598	0	1,598
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	133	2,000	2,133
5G Licenses	R$	Selic	2040	66	985	1,050
Others[1]	R$/EUR	Selic, IPCA, CDI and Euribor	2027/2029	361	620	981
Gross Debt | EX-IFRS 16				**2,158**	**3,605**	**5,763**
Leases	R$	IPCA	2056	4,635	9,918	14,552
Gross Debt | IFRS 16				**6,793**	**13,522**	**20,316**

Net Debt

CONSOLIDATED IN R$ MILLION	06/30/2025	12/31/2024	06/30/2024
Short-Term Debt	2,158	1,927	380
Long-Term Debt	3,605	3,573	4,861
Gross Debt | Ex-IFRS 16	**5,763**	**5,500**	**5,240**
Cash, Applic. and Deposit[2]	(9,670)	(6,937)	(7,574)
Derivatives	7	(6)	(4)
Net Debt (Cash)	**(3,900)**	**(1,444)**	**(2,338)**
Leases	14,552	15,247	13,640
Net Debt	**10,652**	**13,803**	**11,302**

L.T. Debt Profile

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2026	259	3,348
2027	2,277	2,483
2028	265	1,789
After 2028	803	2,297
Total	**3,605**	**9,918**

The Company's gross debt (ex-IFRS 16 leases) totaled R$5,763 million at the end of 2Q25, an increase of +10.0% YoY, mainly reflecting the incorporation of recently acquired companies[4], as well as the adhesion to the Tax Amnesty Programs of the states of Paraná, Rio Grande do Sul, Minas Gerais and São Paulo, in addition to obligations with Other Creditors[5]. The currency exposure of the debt is 100% covered by hedging operations.

Considering Cash, Investments and Derivatives, the Company presented net cash of R$3,900 million on June 30, 2025. If the effect of leases is included, net debt reached R$10,652 million at the end of 2Q25.

1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná, in addition to the loan agreement of CloudCo Brasil. More details can be found in note 20 of the Financial Statements as of June 30, 2025.
2. It considers cash and cash equivalents, financial investments and accounts receivable from FIDC Vivo Money.
3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2025, totaling R$5.8 billion.
4. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde, IPNET and i2GO.
5. Considers liabilities of contributions made by Polígono Capital in Vivo Money and Programa Desenrola.

Capital Markets

Our capital stock is composed exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance



(Base 100 on 12/31/2024)
IBOV
VIVT3
VIVT3 adjusted by dividends
140
130
120
110
100
90
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25

	06/30/2025	31/12/2024[2]	Δ[3]
Closing price VIVT3 (R$)	30.89	23.39	32.1%
Closing price VIVT (US$)	11.40	7.55	51.0%
Average daily volume 3M VIVT3 (R$ mn)	181.0	128.6	40.8%
Average daily volume 3M VIVT (US$ mn)	18.3	7.1	157.5%
Total number of shares	3,261,287,392	3,261,287,392	0
Outstanding shares	3,226,546,452	3,253,365,208	(26,818,756)
Treasury shares	34,740,940	7,922,184	26,818,756
Net income LTM per share (EPS)[1]	1.75	1.69	3.7%
Price/Earnings (P/E)	17.64	13.75	28.3%
Price to Book Value (P/B)	1.48	1.09	35.3%
Book Value per Share	20.87	21.22	-1.6%

Reverse Split and Split

On April 15, 2025, operation of reverse split and subsequent split was carried out, changing our total number of shares to 3,261,287,392[4]. The result of the auction, in the total amount of R$949,354,168.17 (nine hundred and forty-nine million, three hundred and fifty-four thousand, one hundred and sixty-eight reais and seventeen cents), already net of costs and fees, equivalent to R$26.64196300439 per common share, has already been made available to the holders of the fractions of shares, in due proportions. **The objective of this operation was to provide greater liquidity to the Company's shares and improve the process of their price formation, by increasing the number of outstanding shares effectively traded and adjusting their price. Information about the operation is available at our Investor Relations website.**

1. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of June 30, 2025.
2. Data adjusted according to the number of shares after the reverse split and split.
3. Variation compares periods ended June 30, 2025, and December 31, 2024, adjusted after the Reverse Split and Split operation.
4. On July 24, 2025, the Company cancelled 34,740,770 shares held in treasury, taking the total number of shares to 3,226,546,622.

Telefônica vivo

Shareholder Remuneration

The Company reaffirms its commitment to the consistent remuneration of its shareholders, establishing, for the period from 2024 to 2026, the distribution of at least 100% of the net income of each fiscal year, through dividends, interest on equity, capital reductions and share buyback programs. In 2024, this guidance was met with a payout of 105.3% on net income.

By the end of July 2025[1], **the remuneration paid to shareholders totaled R$5,233 million**, of which R$2,250 million related to interest on equity declared in fiscal year 2024, R$2,000 million related to capital reduction and R$983 million related to share buybacks.

The capital reduction, in the amount of **R$2.0 billion**, was approved on November 5, 2024, by the Board of Directors and on December 18, 2024, by the Extraordinary General Meeting, relative to the shareholder basis on February 27, 2025, and payment on July 15, 2025.

In addition, on February 25, 2025, the Board of Directors approved a new Share Buyback Program, with the objective of generating value for shareholders through efficient cash allocation. The program, which will remain in effect until February 25, 2026, provides for an investment limit of up to R$1.75 billion. As of the date of this report, almost **R$1.0 billion in shares have already been repurchased,** of which R$0.8 billion from the current program and R$0.2 billion from the previous one.

We just approved a cancellation of 34,740,770 shares (1.07% of the capital stock) that had been repurchased and were held in treasury, reinforcing our commitment to shareholder remuneration. As a result of the cancellation, the Company's capital stock is now divided into 3,226,546,622 common, book-entry and non-par value shares.

In 2025, the Interest on Equity already declared totals **R$1.7 billion**, with monthly approvals by the Board of Directors, all with payment scheduled by April 30, 2026:

- R$180 million in February;
- R$200 million in March;
- R$240 million in April;
- R$500 million in May;
- R$200 million in June;
- R$330 million in July.

For more information on Shareholder Remuneration, click here.

Distribution to Shareholders[1]
R$ million



4,786
489
1,827
2,471
5,845
1,300
1,500
3,045
5,233
983
2,000
2,250
2023
2024
2025YTD
Buybacks
Capital Reduction
Dividends
IoC

1. Considers the events paid from January 1, 2025, to July 25, 2025.
2. Considers dividends, interest on capital and resources resulting from the capital reduction paid, and share buybacks made between January and December of the respective year.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

Environmental

VIVO RECICLE: for the second year, a mobilization was carried out with the young public in favor of the collection of electronic waste in conjunction with the volunteer program. The action took place in 26 institutions, 24 of which were public schools, and collected about 29 tons of electronic waste (+26% YoY).

LEADER IN CLIMATE ENGAGEMENT WITH SUPPLIERS: For the 5th consecutive year, Vivo is part of A-List of CDP's Supplier Engagement Assessment (SEA) on climate issues.

R$2,815.5 MILLION IN REVENUES in the last 12 months generated from solutions that promote energy and climate efficiency and contribute to limiting the temperature increase to 1.5°C.

Social

VOLUNTEER DAY 2025 mobilized about 10,000 volunteers, including employees and family members, who worked simultaneously in 51 institutions in the country - 75% of them focused on education - distributed in 34 cities, benefiting approximately 45 thousand people.

INTERNSHIP PROGRAM 2025 opened more than 450 opportunities, 50% of which are for black people and all eligible for people with some form of disability.

Governance

ESG SUPPLIER DEVELOPMENT is the focus of the *Programa Parceiro Plural*, which involves the application of self-assessment questionnaires and the submission of monthly development content. All suppliers are applicable and more than 1,320 have already completed the self-assessment since the beginning of the program (in August 2024), with 70% indicating positive responses on the ESG topic.

BEST IN ESG: Telefônica Brasil was elected the Company of the Year in the Exame magazine awards, which recognizes companies for their corporate sustainability practices. The award highlighted the company's consistent journey in the various aspects of ESG.

ESG TRANSPARENCY: the 2024 Integrated Report with Vivo's main ESG results was released, following the guidelines of GRI 2021, IIRC/CPC 09, SASB and TCFD.

RECOGNITIONS: (i) Executive of Value Award in the IT & Telecom category of the Valor Econômico newspaper for CEO Christian Gebara; (ii) The only company in the sector in the ranking of the 100 best companies in Merco ESG Responsibility Brazil; (iii) UN Global Compact 2030 Ambition Award, with a case of Women in Leadership; (iv) Great Place to Work (GPTW) Brazil Diversity Award, ethnic-racial (6th place) and woman (13th place) ranking; (v) Award for Social Responsibility of the Judiciary and Promotion of Dignity of the National Council of Justice, category Promotion of Social Inclusion and Fight against Discrimination, with a case related to people with disabilities and race.

Operational Indicators

Mobile Business

THOUSAND	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
TOTAL MOBILE ACCESSES	**102,450**	**100,949**	**1.5**	**102,450**	**100,949**	**1.5**
Postpaid	68,468	63,971	7.0	68,468	63,971	7.0
Postpaid ex-M2M and Dongles	48,882	45,652	7.1	48,882	45,652	7.1
M2M	18,030	16,562	8.9	18,030	16,562	8.9
Dongles	1,556	1,757	(11.5)	1,556	1,757	(11.5)
Prepaid	33,983	36,977	(8.1)	33,983	36,977	(8.1)
MARKET SHARE[1]	**38.5%**	**38.8%**	**(0.3) p.p.**	**38.5%**	**38.8%**	**(0.3) p.p.**
Postpaid	40.8%	41.6%	(0.9) p.p.	40.8%	41.6%	(0.9) p.p.
Prepaid	34.7%	34.7%	(0.0) p.p.	34.7%	34.7%	(0.0) p.p.
ARPU (R$/month)	**31.1**	**29.6**	**5.1**	**30.7**	**29.4**	**4.3**
Postpaid (ex-M2M)	53.5	51.8	3.1	52.9	51.5	2.6
Prepaid	13.0	13.5	(3.8)	12.8	13.5	(5.6)
M2M	3.2	3.3	(1.8)	3.2	3.2	0.6
MONTHLY CHURN	**2.2%**	**2.0%**	**0.2 p.p.**	**2.1%**	**2.0%**	**0.1 p.p.**
Postpaid (ex-M2M)	1.1%	1.0%	0.1 p.p.	1.1%	1.0%	0.1 p.p.
Hybrid + Postpaid	1.1%	1.0%	0.1 p.p.	1.1%	1.0%	0.1 p.p.
Prepaid	3.8%	3.0%	0.8 p.p.	3.7%	3.1%	0.6 p.p.

Fixed Business

THOUSAND	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
TOTAL FIXED ACCESSES	**13,739**	**13,735**	**0.0**	**13,739**	**13,735**	**0.0**
FTTH	**7,370**	**6,547**	**12.6**	**7,370**	**6,547**	**12.6**
Others	**6,369**	**7,187**	**(11.4)**	**6,369**	**7,187**	**(11.4)**
Fixed Voice	5,438	6,046	(10.1)	5,438	6,046	(10.1)
VoIP	3,416	3,338	2.3	3,416	3,338	2.3
Copper	2,022	2,708	(25.3)	2,022	2,708	(25.3)
IPTV	755	813	(7.2)	755	813	(7.2)
xDSL	118	191	(38.1)	118	191	(38.1)
FTTC	58	137	(57.7)	58	137	(57.7)
ARPU | FTTH (R$/month)	**89.0**	**90.9**	**(2.1)**	**89.3**	**91.1**	**(2.0)**
ARPU | IPTV (R$/month)	**143.2**	**143.8**	**(0.4)**	**142.5**	**144.4**	**(1.4)**

1. Data published by ANATEL for May 2025.

Income Statement

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
Gross Operating Revenue	**20,239**	**18,955**	**6.8**	**40,049**	**37,551**	**6.7**
Net Operating Revenue	**14,645**	**13,679**	**7.1**	**29,035**	**27,225**	**6.7**
Mobile Services	9,555	8,907	7.3	18,827	17,609	6.9
FTTH	1,940	1,757	10.4	3,839	3,474	10.5
Corporate Data, ICT and Digital Services	1,361	1,128	20.7	2,673	2,260	18.3
Handsets and Electronics	820	817	0.3	1,729	1,698	1.8
Other Revenues[1]	969	1,070	(9.5)	1,968	2,184	(9.9)
Total Costs	**(8,712)**	**(8,224)**	**5.9**	**(17,399)**	**(16,493)**	**5.5**
Cost of Services and Products Sold	**(2,670)**	**(2,465)**	**8.3**	**(5,330)**	**(5,004)**	**6.5**
Services	(1,682)	(1,453)	15.7	(3,276)	(2,934)	11.7
Products Sold	(988)	(1,011)	(2.3)	(2,054)	(2,070)	(0.8)
Costs from Operations	**(6,042)**	**(5,759)**	**4.9**	**(12,068)**	**(11,489)**	**5.0**
Personnel	(1,633)	(1,501)	8.8	(3,181)	(2,940)	8.2
Commercial and Infrastructure	(3,537)	(3,417)	3.5	(7,184)	(6,878)	4.5
Provision for Bad Debt	(403)	(384)	4.9	(787)	(783)	0.6
General and Administrative	(352)	(328)	7.5	(683)	(630)	8.5
Other Net Operating Revenue (Expenses)	(117)	(129)	(9.5)	(232)	(258)	(10.0)
EBITDA	**5,933**	**5,455**	**8.8**	**11,637**	**10,732**	**8.4**
EBITDA Margin %	***40.5***	***39.9***	***0.6***	***40.1***	***39.4***	***0.7***
Depreciation and Amortization	**(3,689)**	**(3,414)**	**8.1**	**(7,404)**	**(6,780)**	**9.2**
EBIT	**2,244**	**2,041**	**10.0**	**4,233**	**3,952**	**7.1**
Financial Result	**(689)**	**(351)**	**96.1**	**(1,258)**	**(1,038)**	**21.2**
Gain (Loss) on Investments	**1**	**0**	**n.a.**	**(3)**	**0**	**n.a.**
Income before Taxes	**1,555**	**1,690**	**(7.9)**	**2,971**	**2,914**	**2.0**
Taxes (Income tax / Social contribution)	**(217)**	**(458)**	**(52.7)**	**(576)**	**(786)**	**(26.7)**
Net Income before non-controlling shareholders	**1,339**	**1,232**	**8.7**	**2,395**	**2,128**	**12.6**
Net Income/(Loss) of non-controlling shareholders	***(6)***	***10***	***n.a.***	***(7)***	***10***	***n.a.***
Net Income[2]	**1,344**	**1,222**	**10.0**	**2,403**	**2,118**	**13.5**
Earnings per Share (EPS)[3]	0.42	0.37	12.2	0.74	0.64	15.6

1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV.
2. Net Income attributable to Telefônica Brasil.
3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, 2024 EPS was recalculated considering the effects of the Reverse Split and Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of June 30, 2025.

Balance Sheet

CONSOLIDATED IN R$ MILLION	03/31/2025	12/31/2024	Δ% YoY
ASSETS	**126,476**	**124,941**	**1.2**
Current Assets	**26,337**	**22,814**	**15.4**
Cash and Cash Equivalents	9,454	6,691	41.3
Accounts Receivable	9,306	9,472	(1.7)
Inventories	992	1,097	(9.6)
Other current assets	6,585	5,554	18.6
Non-Current Assets	**100,138**	**102,126**	**(1.9)**
Accounts Receivable	218	370	(41.1)
Guarantees and Deposits	2,937	2,895	1.4
Other assets	4,020	3,787	6.1
Property, Plant and Equipment, Net	45,227	46,812	(3.4)
Intangible Assets, Net	47,737	48,262	(1.1)
LIABILITIES AND SHAREHOLDERS' EQUITY	**126,476**	**124,941**	**1.2**
LIABILITIES	**58,336**	**55,141**	**5.8**
Current Liabilities	**26,804**	**24,258**	**10.5**
Personnel, social charges and benefits	1,225	1,238	(1.1)
Accounts payable and suppliers	9,420	9,231	2.0
Taxes, fees and contribuitions	1,601	1,596	0.3
Loans, financing, debentures, leasing and other creditors	6,793	6,448	5.4
Interest on capital and dividends	1,497	2,237	(33.1)
Provisions and contingencies	1,561	1,771	(11.9)
Other liabilities	4,707	1,737	171.0
Non-Current Liabilities	**31,532**	**30,883**	**2.1**
Personnel, social charges and benefits	63	75	(17.0)
Taxes, fees and contribuitions	6,472	5,344	21.1
Deffered income tax and social contribution	4,099	4,016	2.1
Loans, financing, debentures, leasing and other creditors	13,522	14,299	(5.4)
Provisions and contingencies	5,520	5,369	2.8
Other liabilities	1,856	1,781	4.2
SHAREHOLDERS' EQUITY	**68,139**	**69,799**	**(2.4)**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
EBITDA	**5,933**	**5,455**	**8.8**	**11,637**	**10,732**	**8.4**
Leasing Depreciation (IFRS 16)	(904)	(849)	6.5	(1,817)	(1,675)	8.5
Leasing Interest (IFRS 16)	(422)	(390)	8.1	(836)	(794)	5.3
EBITDA After Leases (EBITDA AL)	**4,607**	**4,216**	**9.3**	**8,983**	**8,263**	**8.7**
EBITDA AL Margin	*31.5%*	*30.8%*	*0.6 p.p.*	*30.9%*	*30.4%*	*0.6 p.p.*
Capex ex-IFRS 16	2,439	2,341	4.2	4,308	4,215	2.2
Operating Cash Flow (EBITDA AL - Capex)	**2,168**	**1,875**	**15.6**	**4,676**	**4,048**	**15.5**
OpCF EBITDA AL Margin	*14.8%*	*13.7%*	*1.1 p.p.*	*16.1%*	*14.9%*	*1.2 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	2Q25	2Q24	Δ% YoY	6M25	6M24	Δ% YoY
Depreciation and Amortization	**(3,689)**	**(3,414)**	**8.1**	**(7,404)**	**(6,780)**	**9.2**
Depreciation	(1,802)	(1,604)	12.4	(3,614)	(3,202)	12.9
Leasing Depreciation (IFRS 16)	(904)	(849)	6.5	(1,817)	(1,675)	8.5
Amortization	(749)	(719)	4.2	(1,490)	(1,419)	5.0
PPA[1] Depreciation/Amortization	(234)	(242)	(3.7)	(483)	(485)	(0.4)

1. Purchase Price Allocation.

Glossary

Operational

ARPU (Average Revenue per User)	Monthly average revenue per user, an indicator of customer revenue.
Churn	Customer cancellation rate during a given period. The lower the rate, the better the retention.
Dongle	Portable device that enables mobile internet access, usually via USB.
FTTH (Fiber to the Home)	Fiber optic technology that delivers internet connection directly to the customer's residence, ensuring higher speed and stability.
Homes Connected (HC)	Households that have effectively contracted and are using fiber optic service.
Homes Passed (HPs)	Number of households with fiber optic infrastructure available for service subscription.
ICT (Information and Communication Technology)	Set of technologies focused on digital communication and information management.
IoT (Internet of Things)	Connectivity between physical objects and the internet, enabling automation and remote monitoring.
M2M (Machine to Machine)	Communication between devices without human intervention, common in IoT solutions such as credit card points of sale (PoS).
Net Additions	Difference between the number of new activated accesses and cancellations during a given period.
One-stop-shop	Business model offering multiple products and services at a single point of contact, promoting convenience and customer loyalty.
OTT (Over-the-Top)	Content services (such as video and music streaming) delivered over the internet.
Postpaid	Mobile plan where the customer pays after usage, usually with monthly billing.
Prepaid	Plan where the customer makes advance top-ups to use services.
Vivo Total	Convergent offering that combines fiber and mobile services into a single plan and bill.

Glossary

Financial

Capex (Capital Expenditures)	Funds invested in long-term assets such as network infrastructure, technology, and expansion.
EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization)	Measures a company's operational earnings generation before interest, taxes, depreciation, and amortization.
EBITDA AL (After Leases)	EBITDA adjusted for lease effects (IFRS 16), providing a clearer view of operational cash generation.
Free Cash Flow (FCF)	Cash generated from operations after investments, lease payments, working capital, net financial result and taxes, available for debt repayment, dividends, or reinvestment.
Gross Debt	Total financial obligations of the company, not accounting for available cash.
Hedge	Financial instrument used to protect the company against exchange rate fluctuations.
Net Debt	Gross debt minus cash and cash equivalents.
Net Income	The company's total profit after all expenses, interest and taxes.
Payout	Percentage of net income distributed to shareholders as dividends, interest on equity, share buybacks, or capital reductions.
Provision for Bad Debt	Accounting estimate of losses from delinquent customers, reflecting the company's credit policy.
Reverse Stock Split	Operation that reduces the number of shares in circulation, proportionally increasing their unit value without changing the total investment value.
Shareholder Remuneration	Value distributed to shareholders through dividends, interest on equity, share buybacks, or capital reductions. Reflects the company's commitment to value creation and investment attractiveness.
Stock Split	Operation that increases the number of shares in circulation, proportionally reducing their unit value to enhance liquidity.

Call Results

Date

May 29th, 2025
(Tuesday)

Time

10:00
(Brasília time)
09:00
(New York time)

Connection

Live transmission in English

Click here

A replay of the conference call will be available **after the end of the event, on our website**

Telefônica Brasil
Investor Relations

Av. Eng. Luis Carlos Berrini, 1376
18th Floor – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website:
ri.telefonica.com.br

VIVT B3 LISTED

VIV LISTED NYSE

ISEB3

ICO2B3

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.